 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 __________________________________________________

 FORM 11-K

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(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-8519

  __________________________________________________

CINCINNATI BELL INC.

SAVINGS AND SECURITY PLAN

  __________________________________________________

 CINCINNATI BELL INC.

221 East Fourth Street

Cincinnati, Ohio 45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator, and Employees’ Benefit Committee

Cincinnati Bell Inc. Savings and Security Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2019.

Cincinnati, Ohio

June 11, 2021

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(DOLLARS IN THOUSANDS)

	December 31,
	2020	2019
Investments
Investment in Master Trust	$104,060	$91,449
Notes Receivable
Participant loans	2,117	2,608
Net assets available for benefits	$106,177	$94,057

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 31, 2019	$94,057

Contributions:
Employee	3,169
Employer	2,026
Total contributions	5,195
Investment gain from Master Trust	20,481

Interest on participant loans	134

Transfers to other Company-sponsored plans, net	(1,040)
Distributions:
Benefits paid to participants	(12,650)
Total distributions	(12,650)
Net increase in net assets available for benefits	12,120
Net assets available for benefits as of December 31, 2020	$106,177

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies
a.

General: The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to hourly employees of the Company. Hourly employees are generally defined as employees either (i) who are represented by a collective bargaining unit (unless the applicable collective bargaining agreement does not approve their participation in the Plan) or (ii) whose position is an hourly-paid position that is or at any prior time had been subject to automatic wage progression or covered under the Plan. However, an hourly employee hired on or after February 1, 2008 ("Tier 2 participants") and in a position described in clause (ii) above is generally not eligible for the Plan.

In addition, certain persons who might be considered part of the above classes of employees (including but not limited to co-op students, interns, temporary employees, and contingency employees) are ineligible to participate in the Plan.

These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) 962 - Plan Accounting - Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments. In addition, the Statement of Changes in Net Assets Available for Benefits is presented on a fair value basis.

b.

Master Trust: The Company entered into a Master Trust Agreement with Fidelity Management Trust Company (“Fidelity”) and established the Cincinnati Bell Retirement Savings Master Trust (the “Master Trust”). The Plan is a participant in the Master Trust. Under the terms of the Master Trust Agreement, Fidelity serves as Trustee and custodian for the Master Trust.

c.

Employee Contributions: The Plan generally permits employees to contribute to the Plan immediately upon being hired. A participant’s contributions can be made in any amount that is a whole percent up to a maximum of 75% of the participant’s plan compensation. Additionally, a participant's contributions can be made either on a before-tax basis or as Roth contributions. Roth contributions are made on an after-tax basis, but the earnings on such contributions can be paid later to the participant on a tax-free basis if certain conditions are met.

The Plan provides for newly eligible participants to be automatically enrolled into the Plan and contribute 3% of their plan compensation, which is invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants may elect to change their contribution and investment elections or discontinue participation in the Plan at any time.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

The amount of a participant’s combined before-tax and Roth contributions for any calendar year generally cannot exceed $19,500, the legal limit in 2020. If the participant is age 50 or older by the end of the calendar year, the participant is allowed to make additional combined before-tax and Roth contributions up to $6,500, the maximum amount per the Code in 2020. The amount of a participant’s contributions is subject to additional provisions under the Code, which could further limit the amount of a participant’s contributions for any plan year.

Participant contributions are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.

Except as noted above with respect to Roth contributions, a participant is generally not subject to federal income tax on the amount of employee contributions to the Plan, or on the earnings on those contributions, until the amounts are distributed from the Plan to the participant.

d.

Employer Contributions: The Company makes matching contributions in an amount equal to 100% of each participant's employee contributions to the Plan made for any pay period that are not in excess of 6% of his or her plan compensation for such pay period.

Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants’ related contributions are made.

The Company’s matching contributions for a participant are allocated to the participant’s Plan account. A participant is generally vested in the Company’s matching contributions if credited with at least three years of vesting service. However, a participant may become vested in such part of his or her Plan account in certain other situations, including continued employment with the Company after attaining age 65 or termination of employment with the Company due to total disability or death.

A participant is generally not subject to federal income tax on the amount of the matching contributions or on the earnings on these contributions until the amounts are distributed from the Plan to the participant.

e.

Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions are allocated to the participant’s Plan account. A participant is always fully vested in the part of the Plan account attributable to rollover contributions.

A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

f.

Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan, and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

g.	Distributions to Participants: A participant may receive a distribution of all or a portion of his or her Plan account while employed by the Company only in certain circumstances.

In general, a participant, while still employed by the Company, may withdraw, for any reason, after-tax contributions, rollover contributions, and the vested part of the Plan account attributable to Company matching contributions made for plan years before the three consecutive plan years that end with the plan year of the withdrawal.

Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax or Roth contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death. Only the portion of the participant’s Plan account that is vested may be distributed; the non-vested portion of such account, if any, is forfeited in accordance with rules set forth in the Plan.

If the value of the participant’s vested Plan account is $1,000 or less, the participant’s vested account under the Plan can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

h.

Participant Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account, or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.

The Company's Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, the interest rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 31, 2020, the interest rate on loans made under the Plan ranged between 4.3% and 6.5% per annum. For the plan year ended December 31, 2020, a participant also paid to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.

In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is 60 months.

i.

Investment Income Recognition: Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

j.

Administrative Expenses: Administrative expenses that are not clearly related to a specific investment fund may be paid by the Company. However, the Plan permits certain of these expenses to be paid from Plan assets. Revenue credits received by the Plan can be used to offset other administrative expenses.

k.

Forfeitures: Any amounts forfeited by participants under the Plan are applied to reduce subsequent contributions of the Company to the Plan. During 2020, nominal forfeited funds were used to reduce employer contributions.  At December 31, 2020 and 2019, unapplied forfeited amounts totaled $32,747 and $3,711, respectively.

l.

Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Retirement Savings Plan, another defined contribution plan sponsored by the Company, or if a participant of the Cincinnati Bell Retirement Savings Plan becomes a participant of the Plan, the Plan account balance is generally transferred to and assumed by the recipient plan. These transfers are included in “Transfers to other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

m.

Uncertain Tax Positions: U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

n.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2)	Fair Value Measurements

The Plan’s investments in the Master Trust are stated at fair value. Mutual funds are valued using the quoted market prices of the shares of each applicable mutual fund. The value of the Cincinnati Bell Inc. Common Stock Fund was determined by the ending share values as last published by the New York Stock Exchange on December 31, 2020 and 2019. Common collective trust funds are based on the net asset value (“NAV”) of units of a collective trust as published by the trustee.

Certain events limit the ability of the Plan to transact with the participants at fair value of the Fidelity Managed Income Portfolio II Fund, a common collective trust. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact with the participants, is probable.

ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted market prices for identical instruments in an active market;

Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3 - Unobservable inputs that reflect management's determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including our own data.

There were no significant transfers between the fair value hierarchy levels in the year ended December 31, 2020. At December 31, 2020 and 2019, the fair value and placement in the fair value hierarchy of the underlying assets of the Master Trust that are required to be measured at fair value on a recurring basis are as follows:

	Assets at Fair Value as of December 31, 2020
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$636,219	$—	$—	$636,219
Common collective trust funds	—	38,014	—	38,014
Common stock of Cincinnati Bell Inc.	7,239	—	—	7,239
Total assets at fair value	$643,458	$38,014	$—	$681,472

	Assets at Fair Value as of December 31, 2019
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$528,569	$—	$—	$528,569
Common collective trust funds	—	31,990	—	31,990
Common stock of Cincinnati Bell Inc.	6,650	—	—	6,650
Total assets at fair value	$535,219	$31,990	$—	$567,209

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(3)	Interest in Master Trust

At December 31, 2020 and 2019, the Plan’s assets were held by the Master Trust. The Master Trust holds only the assets of the Plan and the Cincinnati Bell Retirement Savings Plan, an additional plan sponsored by the Company.

Effective as of December 31, 2019, the Cincinnati Bell Retirement Savings Plan was amended to reflect the merger of the Hawaiian Telcom 401(k) Plan for Management Employees into the Cincinnati Bell Retirement Savings Plan as of such date (and assets previously held by such plan, including notes receivable from participants, were transferred to the Plan's Master Trust as of December 31, 2019).

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Retirement Savings Plan (collectively, the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. When applicable, net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.

The following table presents the fair value of the total net assets held by the Master Trust and the Plan's divided interest in the Master Trust at December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
(dollars in thousands)	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Mutual funds	$636,219	$96,715	$528,569	$83,959
Common collective trust funds	38,014	5,010	31,990	5,500
Common shares of Cincinnati Bell Inc.	7,239	2,335	6,650	1,990
Total investments at fair value	$681,472	$104,060	$567,209	$91,449

During the plan year ended December 31, 2020, realized and unrealized gains and interest and dividends on investments held by the Master Trust and the Plan were as follows:

	Gain on Investments		Interest and
(dollars in thousands)	Realized	Unrealized	Dividends
Investments held by the Master Trust	$3,048	$91,809	$28,598
Plan's interest in investments held by the Master Trust	$982	$14,640	$4,859

(4)	Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan and subject to collective bargaining requirements under applicable law, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(5)	Tax Status

The Company has obtained favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving favorable determination, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

(6)	Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor of the Plan, and Fidelity is the Plan’s trustee.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest were offset by revenue credits received for the plan year ended December 31, 2020.

The amount of common stock of Cincinnati Bell Inc. held in the Master Trust for the Plan was 152,776 and 189,688 shares with a cost basis of $2,883,031 and $3,585,299 at December 31, 2020 and 2019, respectively.

(7)	Concentrations, Risks, and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(8)	COVID-19

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic which has impacted the financial markets and global economy. The COVID-19 pandemic is on-going and the duration and extent of the related financial impact on the Plan’s net assets available for benefits and changes in net assets available is uncertain and cannot be reasonably estimated at this time.

On March 27, 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economics Security (“CARES”) Act. The CARES Act provides temporary relief for retirement plan sponsors and their participants with respect to distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan documents.

Effective April 5, 2020, the Plan administrator adopted the distribution relief provisions included in the CARES Act which permitted qualified individuals to request a pre-approved distribution before December 31, 2020, through participant self-certification of eligibility. The maximum dollar amount that could be requested per participant was $100,000. The Company intends to formally amend the Plan before the end of the applicable remedial amendment period to reflect such provisions.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

FORM 5500 SCHEDULE H (FORM 5500)

EIN 31-1056105

PLAN NUMBER - 004

(Dollars in thousands)

Issuer	Description of Investment	Cost	Current Value
Participant loans*	12 to 60 months (4.3% - 6.5%)	$—	$2,117

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND SECURITY PLAN
By: Cincinnati Bell Inc.

June 11, 2021	/s/ Sarah E.S. Dodd
By: Sarah E.S. Dodd
Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Clark, Schaefer, Hackett & Co.